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Exhibit 99.(a)(1)(K)

To the shareholders of TDC A/S

Our tender offer to the shareholders of TDC A/S is for DKK 382 per share in cash. The offer price corresponds to a premium of more than 39% relative to the share price before speculations appeared in the Press in mid-August of this year.

TDC's Board of Directors has recommended the shareholders to accept our tender offer. Shareholders wishing to accept the tender offer should inform their custodian institution or stockbroker thereof in due time before 12 January 2006.

On 2 December 2005, Nordic Telephone Company ApS (NTC) submitted a voluntary tender offer to all shareholders of TDC A/S (TDC) for the acquisition of all shares in TDC. The tender offer is subject to certain conditions set out in the Offer Document, which the shareholders are encouraged to read.

NTC is a newly formed company established by investment funds directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co., L.P., Permira Advisers KB and Providence Equity Partners Limited.

Tender Offer

Nordic Telephone Company is offering all shareholders of TDC DKK 382 in cash per share. The Offer Price is reduced by any dividends and other distributions paid by TDC prior to settlement of the tender offer.

The tender offer corresponds to a premium of:

•
39.3% relative to the average share price on 16 August 2005, the last day of trading before the date of TDC's Stock Exchange Release No. 17 commenting on an article in the Press regarding possible approaches to TDC about a potential offer to buy the whole of TDC,

•
44.7% relative to the average TDC share price over the last three months prior to 17 August 2005,

•
117.0% relative to the share price in SBC Communications' sale of 69,436,344 TDC shares (32.1% of TDC's share capital) as of 10 June 2004.

The specific terms and conditions of the Tender Offer are set out in the Offer Document (see details on how to receive the Offer Document below).

Financial advisers to NTC in connection with the Tender Offer: Enskilda Securities AB and J.P. Morgan plc.

Holders of tied-up employee shares

The Tender Offer is prepared so that holders of tied-up employee shares may also benefit from the Tender Offer. Danish holders of tied-up employee shares should follow the same acceptance procedure as holders of non-tied-up TDC shares and should simply tick an extra box on the acceptance form.

Acceptance of the Tender Offer

If you wish to accept the Tender Offer, you should fill in and submit the acceptance form attached to the Offer Document. The acceptance form should be submitted to your own custodian institution or stockbroker in due time to allow your custodian institution or stockbroker to process and send the acceptance and to allow Nordea Bank Danmark to receive it prior to the expiry of the Tender Offer on Thursday 12 January 2006 at 06.01h (Central European Time).

The acceptance form is attached to the Offer Document which has been sent by TDC to registered shareholders. The Offer Document and the acceptance form may also be downloaded at NTC's website,

www.nordictelephone.dk or ordered from Nordea Bank Danmark at the e-mail address prospectus@nordea.com or by faxing to +45 33 33 51 38.

Additional information relating to acceptance of the Tender Offer can be obtained from:
Nordea Bank Danmark A/S
Tel.: +45 33 33 50 92
Fax: +45 33 33 51 38
E-mail: prospectus@nordea.com

Nordic Telephone Company ApS

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  Exhibit 99.(a)(1)(K)